Exhibit 99.1

February 22, 2012

Corporate Relationship Department	National Stock Exchange of India Limited
The Bombay Stock Exchange Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai - 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 / 26598238	Fax Nos.: 022-26598120/ 26598237/ 22722037 / 22722039

Scrip Code: 500900	Scrip Code: STER-EQ

Sub:	News Item in Economic Times on the Group’s Structure
Ref.:	NSE letter no NSE/CM/Surveillance/R-974 dated 22.2.2012
BSE letter No.L/DOSS/ONL/RV/2011-12/101 dated 22.2.2012

Dear Sirs,

This is in reference to your fax of the 22nd in connection with the news item appearing in the Economic Times. In this regard, we would like to clarify that the Company is a listed subsidiary of the Vedanta Resources Plc. (Vedanta). Vedanta has clarified on February 21st 2012 via a press release as follows:

“Vedanta Resources plc (“Vedanta”) notes media speculation regarding a potential group restructuring. Vedanta’s stated strategy is to simplify and consolidate its corporate structure. Management reviews options to deliver this strategy on an ongoing basis and will update the market as appropriate.”

The Company reviews its strategic options on an ongoing basis and once any such option is approved by the Company, we will submit a detailed comment in accordance with the Listing Agreement. We are conscious of SEBI’s disclosure regime and as and when the occasion arises, we will ensure a high level of compliance.

You may please take this on record.

Thanking you,

Yours sincerely,

For Sterlite Industries (India) Limited

Rajiv Choubey

Company Secretary & Head Legal